UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Preliminary Operating Results for Fiscal Year 2017

On February 8, 2018, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for fiscal year 2017. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being audited by KB Financial Group’s independent auditors and are subject to change.

1.	Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		4Q 2017	3Q 2017	% Change Increase (Decrease) (Q to Q)	4Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	12,084,913	9,477,872	27.51	6,089,154	98.47
	Cumulative	39,229,265	27,144,353	—	25,355,835	54.71
Net operating profit (loss)	Specified Quarter	847,558	1,165,404	(27.27)	(337,432)	**
	Cumulative	4,015,950	3,168,391	—	1,676,948	139.48
Profit (Loss) before income tax	Specified Quarter	727,308	1,199,523	(39.37)	396,638	83.37
	Cumulative	4,139,100	3,411,792	—	2,628,655	57.46
Profit (Loss) for the period	Specified Quarter	554,211	897,402	(38.24)	463,146	19.66
	Cumulative	3,343,951	2,789,740	—	2,190,180	52.68
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	554,242	897,504	(38.25)	453,931	22.10
	Cumulative	3,311,928	2,757,686	—	2,143,744	54.49

*	Represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.
**	Recorded a profit in the current period compared to a loss in the previous period.

2.	Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		4Q 2017	3Q 2017	% Change Increase (Decrease) (Q to Q)	4Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	6,119,413	3,951,446	54.87	3,231,557	89.36
	Cumulative	19,291,294	13,171,881	—	17,866,478	7.97
Net operating profit (loss)	Specified Quarter	525,966	802,124	(34.43)	(289,935)	**
	Cumulative	2,649,602	2,123,636	—	1,189,331	122.78
Profit (Loss) before income tax	Specified Quarter	419,804	822,835	(48.98)	(264,427)	**
	Cumulative	2,613,706	2,193,902	—	1,256,257	108.06
Profit (Loss) for the period	Specified Quarter	333,740	632,034	(47.20)	(200,698)	**
	Cumulative	2,175,003	1,841,263	—	964,256	125.56
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	333,740	632,034	(47.20)	(200,698)	**
	Cumulative	2,175,003	1,841,263	—	964,256	125.56

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.
**	Recorded a profit in the current period compared to a loss in the previous period.

3.	Operating Results of KB Securities (Consolidated)

(Won in millions, %)		4Q 2017	3Q 2017	% Change Increase (Decrease) (Q to Q)	4Q 2016	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	1,574,965	1,252,353	25.76	1,036,169	52.00
	Cumulative	5,913,322	4,338,357	—	4,335,376	36.40
Net operating profit (loss)	Specified Quarter	122,775	30,399	303.88	(82,971)	*
	Cumulative	370,991	248,216	—	(15,128)	*
Profit (Loss) from continuing operations before income tax	Specified Quarter	158,707	40,393	292.91	(78,680)	*
	Cumulative	424,772	266,065	—	(6,877)	*
Profit (Loss) for the period	Specified Quarter	103,304	40,950	152.27	(72,563)	*
	Cumulative	235,342	132,038	—	(430)	*
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	103,304	40,950	152.27	(72,563)	*
	Cumulative	235,342	132,038	—	(430)	*

*	Recorded a profit in the current period compared to a loss in the previous period.

-	The above figures reflect profit (loss) from discontinued operations relating to Hyundai Savings Bank, a subsidiary which has been sold as of October 16, 2017.

-	The above figures are based on KB Securities’ consolidated financial statements, as a result of which such figures may differ from KB Securities’ earnings results released at KB Financial Group’s earnings conference for fiscal year 2017, which are based on the KB Financial Group’s consolidated financial statements.

Declaration of Cash Dividends by KB Financial Group

On February 8, 2018, the board of directors of KB Financial Group passed a resolution to declare a cash dividend of KRW1,920 per common share(total dividend amount: KRW766,728,159,360), subject to shareholder approval. The record date is December 31, 2017, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Financial Group.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders and the results of the audit by KB Financial Group’s independent auditors.

The total number of common shares that are eligible for payment of dividends is 399,337,583 shares.

Declaration of Cash Dividends by Kookmin Bank

On February 7, 2018, the board of directors of Kookmin Bank, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW1,583 per common share (total dividend amount: KRW640,132,140,628), subject to shareholder approval. The record date is December 31, 2017, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of Kookmin Bank, which is expected to be held on March 22, 2018. The entire dividend amount is to be paid to KB Financial Group, which holds all of the common shares of Kookmin Bank.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of Kookmin Bank and the results of the audit of Kookmin Bank by its independent auditors.

Declaration of Cash Dividends by KB Securities

On February 7, 2018, the board of directors of KB Securities, a wholly-owned subsidiary of KB Financial Group, passed a resolution to declare a cash dividend of KRW466 per common share (total dividend amount: KRW139,157,117,584), subject to shareholder approval. The record date is December 31, 2017, and in accordance with the Korean Commercial Code, the payment for such dividends is expected to be made within one month following shareholder approval at the annual general meeting of shareholders of KB Securities, which is expected to be held on March 22, 2018.

The contents of the above declaration remain subject to change pending approval at the annual general meeting of shareholders of KB Securities and the results of the audit of KB Securities by its independent auditors.

Report of Change in Revenue or Profit of More than 15% (KB Financial Group)

On February 8, 2018, KB Financial Group disclosed changes in its revenue and profit as described below.

Key Details			(Won in thousands)
	FY 2017	FY 2016	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue*	39,229,265,400	25,355,834,829	13,873,430,571	54.71
- Net operating profit	4,015,949,569	1,676,947,513	2,339,002,056	139.48
- Profit before income tax	4,139,100,057	2,628,655,021	1,510,445,036	57.46
- Profit for the period	3,343,951,098	2,190,180,112	1,153,770,986	52.68
Other Financial Data
- Total assets	436,785,609,297	375,664,325,239
- Total liabilities	402,740,289,952	344,412,253,435
- Total equity	34,045,319,345	31,252,071,804
- Capital stock	2,090,557,685	2,090,557,685
- Total equity / Capital stock ratio (%)	1,628.53%	1,494.92%

*	Represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income. Profit for the year reflects the total profit for the year including non-controlling interest.

-	The increase in profit was primarily due to (i) an increase in loans (ii) an improvement in net interest margin following an increase in interest rates (iii) an increase in non-interest income and (iv) recognition of income from KB Insurance and KB Capital which became wholly-owned subsidiaries.

-	The preliminary figures presented above are based on K-IFRS and are currently being audited by KB Financial Group’s independent auditors and are subject to change

Report of Change in Revenue or Profit of More than 15% (Kookmin Bank)

On February 8, 2018, KB Financial Group disclosed changes in its revenue and profit of Kookmin Bank as described below.

Key Details			(Won in thousands)
	FY 2017	FY 2016	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue*	19,291,293,879	17,866,477,583	1,424,816,296	7.97
- Net operating profit	2,649,601,796	1,189,331,303	1,460,270,493	122.78
- Profit before income tax	2,613,705,585	1,256,257,168	1,357,448,417	108.05
- Profit for the period	2,175,002,960	964,256,021	1,210,746,939	125.56
Other Financial Data
- Total assets	329,765,927,235	307,066,369,758
- Total liabilities	304,442,194,977	283,741,367,899
- Total equity	25,323,732,258	23,325,001,859
- Capital stock	2,021,895,580	2,021,895,580
- Total equity / Capital stock ratio (%)	1,252.47%	1,153.62%

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit and loss, and other operating income.

-	The increase in profit was primarily due to (i) overall improvement in total operating profit, including increases in interest income and fee and commission income, and (ii) decreases in expenses, including general and administrative expenses.

-	The preliminary figures presented above are based on K-IFRS and are currently being audited by Kookmin Bank’s independent auditors and are subject to change.

Report of Change in Revenue or Profit of More than 15% (KB Securities)

On February 8, 2018, KB Financial Group disclosed changes in its revenue and profit of KB Securities as described below.

Key Details			(Won in thousands, %)
	FY 2017	FY 2016	Change (Amount)	Change (%)
Revenue and Profit
- Operating revenue	5,913,322,323	4,335,375,978	1,577,946,345	36.40%
- Net operating profit (loss)	370,990,584	(15,127,754)	386,118,338	*
- Profit (Loss) from continuing operations before income tax	424,771,954	(6,876,548)	431,648,502	*
- Profit (Loss) for the period	235,342,122	(430,267)	235,772,389	*
Other Financial Data
- Total assets	37,250,839,601	32,381,938,179
- Total liabilities	32,940,243,881	28,237,759,950
- Total equity	4,310,595,720	4,144,178,230
- Capital stock	1,493,102,120	1,493,102,120
- Total equity / Capital stock ratio (%)	288.7%	277.6%

*	Recorded a profit in the current period compared to a loss in the previous period.

-	The above figures reflect profit (loss) from discontinued operations relating to Hyundai Savings Bank, a subsidiary which has been sold as of October 16, 2017.

-	The increase in profit was primarily due to (i) increases in brokerage commissions, investment banking-related commissions and wealth management commissions and (ii) an increase in profit from investments in securities and derivatives.

-	The preliminary figures presented above are based on K-IFRS and are currently being audited by KB Securities’ independent auditors and are subject to change.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: February 8, 2018	By:	/s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Senior Managing Director and Chief Financial Officer